Dr. Yumin Qiu

2018 Ruoy Chai International Center
No.8, Yong An Dong Li,
Jianguomen Wai, Chaoyang District
Beijing 100022
People’s Republic of China

Telephone:	+86-139-1063-4089
Fax:	+86 10 85288700
Email:	yqiu@sinogold.com.cn

CONSENT

TO:

British Columbia Securities Commission 701 West Georgia Street Vancouver, B.C. V7Y 1L2	Securities Administration Branch 133 Prince William Street P.O. Box 5001 Saint John, New Brunswick E2L 4Y9

Alberta Securities Commission 4th Floor, 300 - 5th Avenue S.W. Calgary, Alberta T2P 3C4	Nova Scotia Securities Commision 2nd Floor, Joseph Howe Building 1690 Hollis Street P.O. Box 458 Halifax, NS B3J 3J9

Saskatchewan Financial Services Commission – Securities Division 6th Floor 1919 Saskatchewan Drive Regina, Saskatchewan S4P 3V7	Office of the Attorney General - Securities Division 95 Rochford Street, 4th Fl Shaw Bldg P.O. Box 2000 Charlottetown, PEI C1A 7N8

The Manitoba Securities Commission 1130 – 405 Broadway Avenue Winnipeg, Manitoba R3C 3L6	Securities Commission of Newfoundland & Labrador P.O. Box 8700 2nd Floor, West Block Confederation Building St. John’s, NFLD A1B 4J6

Ontario Securities Commission Box 55 1903 – 20 Queen Street West Toronto, Ontario M5H 3S8	The Toronto Stock Exchange P.O. Box 450 3rd Floor, 130 King Street W. Toronto, ON M5X 1J2

Commission des valeurs mobilières du Québec 800, Square Victoria, 22e tage C.P. 246, Tour de la Bourse Montral, Qubec H4Z 1G3

I, Dr. Yumin Qiu, consent to the public filing of the technical report titled Jinfeng Gold Mine Guizhou Province China and dated October 10, 2007 (the “Technical Report”) and to extracts from or a summary of the Technical Report in the Material Change Report dated December 15, 2009 of Eldorado Gold Corporation, being filed.

I confirm that I have read the Material Change Report being filed by Eldorado Gold Corporation, and that it fairly and accurately represents the information that supports the disclosure.

Dated this 29th Day of January, 2010.

Dr. Yumin Qiu